EXHIBIT 12

                        PHH Corporation and Subsidiaries
                Computation of Ratio of Earnings to Fixed Charges
                                 (In thousands)




                        Three Months                                For the Years Ended
                                        ------------------------------------------------------------------------
                       Ended March 31,            December 31                             January 31
                                        --------------------------     -----------------------------------------
                               1998           1997           1996            1996           1995           1994
                      ----------------  -----------    -----------     -----------    -----------    -----------

Income (loss) before
   income taxes       $         94,824  $    (3,435)   $   176,288     $   133,115    $   116,758    $   106,943
Plus: Fixed charges             86,481      294,294        268,960         253,481        202,659        182,596
                      ----------------  -----------    -----------     -----------    -----------    -----------

Earnings available to
   cover fixed charges         181,305      290,859        445,248         386,596        319,417        289,539
                      ----------------  -----------    -----------     -----------    -----------    -----------

Fixed charges (1):
   Interest including
   amortization of
   deferred financing
   costs                        84,539      286,527        260,765         245,641        194,594        173,508
Interest portion of
   rental payment                1,942        7,767          8,195           7,840          8,065          9,088
                      ----------------  -----------    -----------     -----------    -----------    -----------

Total fixed charges   $         86,481  $   294,294    $   268,960     $   253,481    $   202,659    $   182,596
                      ================  ===========    ===========     ===========    ===========    ===========



Ratio of earnings to
  fixed charges                   2.10x       (*) x           1.66x          1.53x           1.58x          1.59x
                      ================= ===========    ============    ===========    ============   ============




(1) Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals). The substantial portion of interest expense incurred on debt is used to finance the Company's fleet leasing, mortgage service and relocation service activities.

(*) Earnings are inadequate to cover fixed charges (deficiency of $3.4 million) for the year ended December 31, 1997. Loss before income taxes includes non-recurring merger-related costs and other unusual charges associated with business combinations of $251.0 million ($193.2 million after-tax). Excluding such charges, the ratio of earnings to fixed charges is 1.84x.